1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated February 16, 2005

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V                                                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                                                           No       V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

www.umc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 2/16/2005	By	/s/ Stan Hung
Stan Hung
Chief Financial Officer

www.umc.com

Exhibit

Exhibit	Description
99.1	Announcement on February 16, 2005: To clarify the report on United Daily News on February 16th

Exhibit 99.1

www.umc.com

To clarify the report on United Daily News on February 16th

1.	Name of the reporting media: United Daily News

2.	Date of the report: 2005/02/16

3.	Content of the report: UMC Under Investigation

4.	Summary of the information provided by investors: None

5.	Company’s explanation of the reportage or provided information:

On the afternoon of Feb. 15th, the Investigation Bureau visited UMC’s offices. According to the documents produced by the Investigation Bureau staff, their investigation is related to Hejian Technology Corporation located in Mainland China. Their investigation had no influence on the operation of the company. The company has not found any evidence of any inappropriate activities as suggested implied by the media report.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None